

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Andrei Scrivens
Chief Financial Officer
Gaming & Hospitality Acquisition Corp.
3755 Breakthrough Way #300
Las Vegas, Nevada 89135

>   **Re: Gaming & Hospitality Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 31, 2020**
>   **CIK No. 0001806156**

Dear Mr. Scrivens:

We have reviewed your response letter filed on September 11, 2020 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 31, 2020

Affinity Gaming Business, page 133

1.   We note your response to our comment. We remain unclear how your disclosure of Affinity Gaming's operations provides proper balance and context without also disclosing expenses and/or net earnings. Please revise your disclosure or explain why no revision is necessary.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction